

August 14, 2015

Via E-mail
Ms. Julia M. Eastland
Chief Financial Officer
Oncothyreon Inc.
2601 Fourth Ave., Suite 500
Seattle, Washington 98121

   **Re: Oncothyreon Inc.**
     **Form 10-K for the Fiscal Year Ended December 31, 2014**
     **Filed March 10, 2015**
     **File No. 001-33882**

Dear Ms. Eastland:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Sharon Blume

           Sharon Blume
           Accounting Branch Chief